Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated October 5, 2010

PRICING SUPPLEMENT No. 29 dated October     , 2010

(To Product Supplement No. 8 dated September 20, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Commodity Linked Securities Upside Participation With Partial Downside Protection

Access Securities Notes Linked to the Rogers International Commodity Index® —Excess Return due May , 2016

■    Linked to the Rogers International Commodity Index® — Excess Return

■    100% participation in the upside performance of the Rogers International Commodity Index — Excess Return, subject to a capped value of 155% to 165% of the original offering price per note

■    1-to-1 downside exposure to the first 10% decline in the level of the Rogers International Commodity Index — Excess Return

■    Protection against a decline in the level of the Rogers International Commodity Index — Excess Return greater than 10%

■    Term of approximately 5.5 years

■    No periodic interest payments

■    May lose up to 10% of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	3.00%	97.00%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $55.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $70.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Investment Description

The Notes Linked to the Rogers International Commodity Index® — Excess Return Index due May     , 2016 are senior unsecured debt securities of Wells Fargo & Company that provide (i) a redemption amount greater than the original offering price per note, subject to the capped value of 155% to 165% of the original offering price per note, if the level of the Rogers International Commodity Index — Excess Return (the “Index”) increases from its starting level to its ending level and (ii) a redemption amount of less than the original offering price per note if the ending level of the Index decreases from the starting level; provided that the redemption amount will not be less than 90% of the original offering price per note ($900 per $1,000 note). If the ending level is less than the starting level, you will receive less than the original offering price of your notes.

You should read this pricing supplement together with the accompanying product supplement no. 8 dated September 20, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. You should not rely on any free writing prospectus filed prior to the date of this pricing supplement in connection with making a decision to invest in the notes unless it specifically refers to the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek exposure to the upside performance of the Index, subject to the capped value, and want to protect 90% of the original offering price of the notes by:

☐	participating 100% in any increase in the ending level over the starting level, subject to the capped value of 155% to 165% of the original offering price per note;

☐	being exposed to decreases of up to 10% in the level of the Index; and

☐	protecting against any decline in the Index greater than 10%;

¡	understand that if the ending level is less than the starting level, they will receive less than the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease from its starting level;

¡	seek full exposure to the upside performance of the Index;

¡	seek full principal protection for their investment;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Jim Rogers”, “James Beeland Rogers, Jr.”, and “Rogers” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks of, Beeland Interests, Inc. (“Beeland”), which is owned and controlled by James Beeland Rogers, Jr. (“Rogers”), and are used subject to license. The personal names and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr. The notes linked to the Rogers International Commodity Index® — Excess Return, are not sponsored, endorsed, sold or promoted by Beeland or Rogers. Neither Beeland nor Rogers makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this pricing supplement or the advisability of investing in securities or commodities generally, or in notes linked to the Rogers International Commodity Index® — Excess Return or in futures particularly.

PRS-2

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Terms of the Notes

Market Measure:	Rogers International Commodity Index — Excess Return (the “Index”)

Pricing Date:	, 2010

Issue Date:	November , 2010

The “redemption amount” per note will equal: •If the ending level is greater than the starting level, the lesser of: (i) the original offering price per note plus:

original offering price per note	x	ending level – starting level	x participation rate	; and
starting level

Redemption Amount:	(ii) the capped value; or •If the ending level is less than or equal to the starting level, the greater of: (i) the original offering price per note minus:

original offering price per note	x	starting level – ending level	; and
starting level

(ii) the minimum redemption amount.

If the ending level is less than the starting level, you will receive less than the original offering price of your notes.

Stated Maturity Date:	May , 2016, subject to postponement if a market disruption event occurs.

Starting Level:

            , the closing level of the Index on the pricing date. If a market disruption event occurs on the pricing date, the starting level will be determined in the manner described in the accompanying product supplement. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day. If a market disruption event occurs on the calculation day, the ending level will be determined in the manner described in the accompanying product supplement.

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Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Terms of the Notes (Continued)

Capped Value:

The capped value will be determined on the pricing date and will be between 155% to 165% of the original offering price per note ($1,550 to $1,650 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Minimum Redemption Amount:	The minimum redemption amount is 90% of the original offering price per note ($900 per $1,000 note).

Participation Rate:	100%

Calculation Day:	April 29, 2016 or, if such day is not a trading day, the next succeeding trading day.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

We intend to treat the notes as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion on page PS-28 of the accompanying product supplement for more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

Comparable Yield and Projected Payment Schedule:

As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to         % per annum, compounded semi-annually, with a projected payment at maturity of $             based on an investment of $1,000. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, you will be generally required to include the following amount of ordinary income for each $1,000 investment in the notes each year: $             in 2010, $             in 2011, $             in 2012, $             in 2013, $             in 2014, $             in 2015 and $             in 2016. However, in 2016, the amount of ordinary income that you will be required to pay taxes on from owning each $1,000 of notes may be greater or less than $            , depending upon the amount you receive on the stated maturity date. If the amount you receive on the stated maturity date is greater than $             for each $1,000 investment in the notes, you will be required to increase the amount of ordinary income that you recognize in 2016 by an amount that is equal to such excess. Conversely, if the amount you receive on the stated maturity date is less than $             for an investment of $1,000, you would decrease the amount of ordinary income that you recognize in 2016 by an amount equal to such difference. If the amount you receive on the stated maturity date is less than $             for each $1,000 investment in the notes, you will recognize an ordinary loss in 2016 and, if the amount you receive on the stated maturity date is less than $             for each $1,000 investment in the notes, you will recognize both an ordinary and a capital loss in 2016. See “United States Federal Income Tax Considerations” on page PS-28 of the accompanying product supplement.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC at the original offering price of the notes less a concession not in excess of 3.00% of the original offering price of the notes. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RBC4

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Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Risk Factors

Your investment in the notes involves risks.

Possible Regulatory Changes Could Adversely Affect The Return On And Value Of Your Notes

U.S. regulatory agencies are currently considering and are expected to soon enact rules that may substantially affect the regulation of the commodity and futures markets. Although the final form of any new rules has not yet been determined, it is likely that such rules will limit the ability of market participants to participate in the commodity and futures markets to the extent and at the levels that they have in the past and may have the effect of reducing liquidity in these markets and changing the structure of the markets in other ways. In addition, these regulatory changes will likely increase the level of regulation of markets and market participants and the costs of participating in the commodities and futures markets. These changes could impact the closing level and volatility of the Index which could in turn adversely affect the return on and the value of your notes.

The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Investment May Result In A Loss.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By The Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes, But You May Be Required To Accrue Interest Income Over The Term Of The Notes That Have A Term Longer Than One Year.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned The Index Commodities Or The Designated Contracts Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Commodity Prices May Change Unpredictably, Affecting The Level Of A Market Measure And The Value Of Your Notes In Unforeseeable Ways.

•	The Valuation Of The Designated Contracts May Not Be Consistent With Other Measures Of Value For The Index Commodities.

•	The Designated Contracts Included In A Market Measure May Not Be Weighted Equally.

•	Suspensions, Limitations Or Disruptions Of Market Trading In The Commodity And Related Futures Markets And The Rules Of Trading Facilities In Such Markets May Adversely Affect The Value Of The Notes.

•	An Investment In The Notes Will Be Subject To Risks Associated With Foreign Commodity Exchanges.

PRS-5

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Risk Factors (Continued)

•	The Level Of A Market Measure And The Value Of The Notes May Be Affected By Currency Exchange Fluctuations.

•	Higher Future Prices Of Index Commodities Relative To Their Current Prices May Adversely Affect The Return Of A Commodity Index And The Amount You Will Receive At Maturity.

•	Changes In Exchange Methodology Or Changes In Law Or Regulations May Affect The Value Of The Notes Prior To Maturity And The Amount You Receive At Maturity.

•	The Notes Are Linked To A Commodity Index That Is Not A Total Return Index.

•	You Must Rely On Your Own Evaluation Of The Merits Of An Investment Linked To The Designated Contracts.

•	Holders Of The Notes Will Not Benefit From The Regulatory Protections Of The Commodity Futures Trading Commission Or Any Non-U.S. Regulatory Authority.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	Trading And Other Transactions By An Index Sponsor In The Designated Contracts And The Index Commodities May Affect The Value Of A Market Measure.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Designated Contracts Included In A Market Measure Or The Value Of The Notes.

•	Concentration Of The Designated Contracts In Limited Sectors May Adversely Affect The Value Of The Notes.

•	A Designated Contract Will Be Replaced If The Existing Futures Contract Is Terminated Or Replaced.

•

While The Level Of The Rogers International Commodity Index — Excess Return May Be Calculated By A Number Of Different Entities, The Closing Level Of The Rogers International Commodity Index — Excess Return Will Be Based On the Level Of The Rogers International Commodity Index — Excess Return Calculated By CQG, Inc.

•	Changes That Affect The Calculation Of The Rogers International Commodity Index — Excess Return Could Adversely Affect The Value Of The Notes.

PRS-6

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a hypothetical capped value of 160% or $1,600 per $1,000 note (the midpoint of the specified range for the capped value), a participation rate of 100% and a minimum redemption amount of 90% or $900 per $1,000 note. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-7

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical capped value of 160% or $1,600 per $1,000 note (the midpoint of the specified range for the capped value) and assuming hypothetical starting levels and ending levels as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Hypothetical starting level: 2502.69

Hypothetical ending level: 3700.00

Since the hypothetical ending level is greater than the hypothetical starting level, the redemption amount would equal:

$1,000 +	$1,000	x	3700.00 – 2502.69	x 100%	= $	1,478.41
2502.69

On the stated maturity date you would receive $1,478.41 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Hypothetical starting level: 2502.69

Hypothetical ending level: 4300.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	4300.00 – 2502.69	x 100%	= $	1,718.15
2502.69

On the stated maturity date you would receive $1,600 per $1,000 note.

Example 3. Redemption amount is less than the original offering price and the ending level has not decreased more than 10% from the starting level:

Hypothetical starting level: 2502.69

Hypothetical ending level: 2300.00

Minimum redemption amount: $900, which is 90% of the original offering price per note.

Since the hypothetical ending level is less than the hypothetical starting level, you would lose a portion of the original offering price of your notes and receive a redemption amount equal to:

$1,000 –	$1,000	x	2502.69 – 2300.00	= $	919.01
2502.69

On the stated maturity date you would receive $919.01 per $1,000 note.

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Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Hypothetical Payments at Stated Maturity (Continued)

Example 4. Redemption amount is less than the original offering price and the ending level has decreased more than 10% from the starting level:

Hypothetical starting level: 2502.69

Hypothetical ending level: 1800.00

Minimum redemption amount: $900, which is 90% of the original offering price per note.

Since the hypothetical ending level is less than the hypothetical starting level by more than 10%, you would lose 10% of the original offering price of your notes and receive the minimum redemption amount since the minimum redemption amount is greater than:

$1,000 –	$1,000	x	2502.69 – 1800.00	= $	719.23
2502.69

On the stated maturity date you would receive $900.00 per $1,000 note.

To the extent that the starting level, ending level and the capped value differ from the levels assumed above, the results indicated above would be different.

PRS-9

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

Hypothetical Returns

The following table illustrates, for a hypothetical capped value of 160% or $1,600 per $1,000 note (the midpoint of the specified range of the capped value) and a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the hypothetical starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
4254.57	70.00%	$1,600.00	60.00%	8.72%
4004.30	60.00%	$1,600.00	60.00%	8.72%
3754.04	50.00%	$1,500.00	50.00%	7.50%
3503.77	40.00%	$1,400.00	40.00%	6.21%
3253.50	30.00%	$1,300.00	30.00%	4.82%
3003.23	20.00%	$1,200.00	20.00%	3.34%
2752.96	10.00%	$1,100.00	10.00%	1.74%
2627.82	5.00%	$1,050.00	5.00%	0.89%
2502.69(2)	0.00%	$1,000.00	0.00%	0.00%
2377.56	-5.00%	$ 950.00	-5.00%	-0.93%
2252.42	-10.00%	$ 900.00	-10.00%	-1.91%
2002.15	-20.00%	$ 900.00	-10.00%	-1.91%
1751.88	-30.00%	$ 900.00	-10.00%	-1.91%
1501.61	-40.00%	$ 900.00	-10.00%	-1.91%
1251.35	-50.00%	$ 900.00	-10.00%	-1.91%
1001.08	-60.00%	$ 900.00	-10.00%	-1.91%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting level, ending level and capped value.

PRS-10

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

The Rogers International Commodity Index — Excess Return

See “The Rogers International Commodity Index — Excess Return” in Annex A to the accompanying product supplement for information about the Rogers International Commodity Index — Excess Return.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Rogers International Commodity Index — Excess Return at any time from Bloomberg under the symbol “ROGRER”. We make no representation or the warranty as to the accuracy or completeness of the information obtained from these sources.

The following graph sets forth end-of-period closing levels of the Rogers International Commodity Index — Excess Return for each month in the period from January 2000 through August 2010 and for the period from September 1, 2010 to September 29, 2010. The closing level on September 29, 2010 was 2502.69. The historical end-of-period closing level information from January 15, 2009 to the date of this pricing supplement is based on the closing level for the Index as calculated by CQG, Inc. The historical end-of-period closing level information for all periods prior to January 15, 2009 was calculated by other entities.

PRS-11

Access Securities Notes Linked to the Rogers International Commodity Index® — Excess Return due May , 2016

The Rogers International Commodity Index — Excess Return (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Rogers International Commodity Index — Excess Return for each quarter in the period from January 1, 2000 through June 30, 2010 and for the period from July 1, 2010 to September 29, 2010. The historical end-of-period closing level information from January 15, 2009 to the date of this pricing supplement is based on the closing level for the Index as calculated by CQG, Inc. The historical closing level information for all periods prior to January 15, 2009 was calculated by other entities.

	High	Low	Period-End
2000
First Quarter	1419.92	1190.39	1325.50
Second Quarter	1461.87	1247.05	1446.22
Third Quarter	1552.48	1360.30	1468.73
Fourth Quarter	1571.19	1422.07	1452.52
2001
First Quarter	1539.48	1377.71	1377.71
Second Quarter	1466.42	1306.47	1319.97
Third Quarter	1375.84	1192.25	1218.60
Fourth Quarter	1215.03	1097.55	1134.10
2002
First Quarter	1294.07	1107.64	1293.58
Second Quarter	1335.81	1217.80	1335.81
Third Quarter	1459.13	1319.59	1446.78
Fourth Quarter	1540.84	1352.90	1498.88
2003
First Quarter	1730.11	1498.88	1578.72
Second Quarter	1702.56	1498.37	1656.00
Third Quarter	1774.71	1652.91	1741.65
Fourth Quarter	1995.95	1748.85	1961.08
2004
First Quarter	2261.66	1961.08	2224.00
Second Quarter	2382.37	2141.67	2173.56
Third Quarter	2458.78	2205.21	2458.78
Fourth Quarter	2573.57	2256.30	2344.89
2005
First Quarter	2741.44	2303.09	2670.93
Second Quarter	2691.07	2391.14	2542.12
Third Quarter	2807.15	2541.98	2785.27
Fourth Quarter	2781.99	2577.05	2730.35
2006
First Quarter	2920.75	2681.17	2822.45
Second Quarter	3124.18	2812.37	2944.56
Third Quarter	3048.37	2594.08	2651.87
Fourth Quarter	2812.51	2562.16	2696.26
2007
First Quarter	2755.60	2470.72	2741.98
Second Quarter	2873.94	2695.96	2823.77
Third Quarter	3138.77	2737.72	3116.03
Fourth Quarter	3390.75	3017.56	3366.79
2008
First Quarter	3989.53	3257.45	3662.69
Second Quarter	4349.59	3638.14	4315.49
Third Quarter	4401.54	3080.23	3141.03
Fourth Quarter	3107.80	1748.75	1948.14
2009
First Quarter	2089.39	1668.35	1864.62
Second Quarter	2340.17	1841.88	2182.72
Third Quarter	2333.23	2002.75	2210.42
Fourth Quarter	2461.52	2159.11	2455.62
2010
First Quarter	2555.45	2205.71	2399.56
Second Quarter	2492.74	2126.05	2211.62
July 1, 2010 to September 29, 2010	2502.69	2172.31	2502.69

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